VIA EDGAR	June 23, 2011

Re:	Chemspec International Limited
Amendment No. 1 to Schedule 13E-3
Filed May 26, 2011
File No. 005-85329

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Kim:

On behalf of Chemspec International Limited, a company organized under the laws of the Cayman Islands (“Chemspec” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of June 7, 2011 to Douglas Markel of Simpson Thacher & Bartlett LLP with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005-85329 (the “Amendment No. 1”), filed on May 26, 2011 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the response. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to Schedule 13E-3 (the “Amendment No. 2”) filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, marked copies of the Company’s Schedule 13E-3 to show changes between the Amendment No. 2 and the Amendment No. 1 are being provided to the Staff via email.

SIMPSON THACHER & BARTLETT LLP

June 23, 2011

We represent the Company only. To the extent any response relates to information concerning any of Dr. Jianhua Yang, Primavera Capital (Cayman) Fund I L.P., Mr. Weinian Qi, Mr. Yunlong Yuan, Halogen Limited, Halogen Mergersub Limited or Houlihan Lokey (China) Limited, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

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Proxy Statement

1.	We note your response to comment three in our letter dated May 13, 2011; however, we reissue that part of our comment asking you to disclose in the summary a discussion of the benefits and detriments of the merger.

In response to the Staff’s comment, the disclosure on page 9 of the Amendment No. 2 has been revised.

Shareholder Vote Required to Adopt the Merger Agreement, page 6

2.	We note your response to comment two in our letter dated May 13, 2011; however, we reissue our comment. Please revise to clarify that only 247,025,150 votes will be required in the event that Dr. Tang, principal shareholder and former director and chief financial officer, votes his shares to approve the merger.

In response to the Staff’s comment, the disclosure on page 7 of the Amendment No. 2 has been revised.

Reasons for the Merger and Recommendation…, page 30

3.	Please revise to quantify the costs of complying with the Sarbanes-Oxley Act of 2002 and other federal securities laws.

In response to the Staff’s comment, the disclosure on page 30 of the Amendment No. 2 has been revised.

Opinion of the Independent Committee’s Financial Advisor, page 42

4.	We note your response to comment 12 in our letter dated May 13, 2011; however, we reissue our comment.

In response to the Staff’s comment, the disclosure on page 44 of the Amendment No. 2 has been revised.

SIMPSON THACHER & BARTLETT LLP

June 23, 2011

5.	We note your response to comment 13 in our letter dated May 13, 2011. Please revise to quantify the Enterprise Values, 2010 and 2011 Adjusted EBITDA, transaction values, and unlevered after-tax cash flow forecasts.

In response to the Staff’s comment with respect to quantifying enterprise values, transaction values and unlevered after-tax cash flow forecasts, the disclosure on pages 41, 46 and 47 of the Amendment No. 2 has been revised. With respect to 2010 and 2011 adjusted EBITDA amounts, however, additional disclosure has not been included, as per our recent discussions with the Staff. We do not believe the inclusion of such adjusted EBITDA amounts is material to shareholders. The important data for investors relates to the multiples, enterprise values and transaction values, all of which are included in the proxy statement. With the inclusion of the enterprise values and the transaction values an investor can perform simple arithmetic to calculate the approximate amount of adjusted EBITDA (where available).

Alternatives to the Proposed Merger, page 52

6.	We note your response to comment five in our letter dated May 13, 2011. Please revise to describe any alternatives considered by the filing persons, including a tender offer, odd-lot offer or reverse stock split.

In response to the Staff’s comment, the disclosure on page 53 of the Amendment No. 2 has been revised.

Related Party Transactions, page 58

7.	Please revise to update this information as of December 31, 2010.

In response to the Staff’s comment, the disclosure on pages 59 through 60 of the Amendment No. 2 has been revised.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or Chemspec’s filings, please contact me at (86 10) 5965-2989.

Very truly yours,

By:	/s/ Douglas C. Markel
Name: Douglas C. Markel